FOR IMMEDIATE RELEASE: July 11, 2012	PR 12-15

Atna Provides Update on Briggs Operations

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCBB:ATNAF) is providing an update on the status of its Briggs Mine in Inyo County, California.

Gold sales for the second quarter 2012 totaled 8,108 ounces or 13% lower than first quarter 2012, but 5% higher than the second quarter of 2011. Though output was less than budgeted, gold sales totaled 17,476 ounces for the first half of 2012, an increase of 23% over first half 2011. Total revenue from gold sales increased in the first half of 2012 by 43% to $28.8 million from $20.1 million in the first half 2011.

Second quarter gold sales at Briggs were below expectations due to mechanical failure in the crushing plant, resulting in a shortfall in crushed ore being placed on the leach pad. The principal source of downtime was failures in the secondary crusher. A major repair was required to this unit, so a decision was made to remove and repair the crusher at an offsite repair facility resulting in an extended downtime for the crushing plant. During this downtime, major components in the screening plant and the primary jaw grizzly feeder were either replaced or rebuilt.

The Briggs crushing plant has now crushed over 30 million tons of ore through the mine life. As discussed in Atna's first quarter 2012 quarterly report, the Company has embarked on a program of sequentially rebuilding and replacing key production units in the crushing plant, the principal production constraint at Briggs. Over the last nine months a new primary jaw crusher was installed in the plant and the three crushers in the tertiary circuit were either replaced or rebuilt. Major components in the screening plant have also been replaced and the secondary crusher is now back in operation after having been substantially rebuilt. The manufacturer of this crusher stopped producing this model almost 15 years ago, so we are assessing our options in regards to the long term operation of this unit versus replacing it with a newer more efficient and reliable model.

“As a result of the shortfall experienced in placing crushed ore on the leach pad during the second quarter, the Company is reducing its production guidance for Briggs from its previously stated target of 40,000 to 47,000 ounces to 35,000 to 42,000 ounces for full year 2012. In addition, while second quarter books have yet to be closed, the Company is expecting the cash cost of production to remain in the range of $900 per ounce due to the reduction in gold ounces sold in the quarter,” states James Hesketh, President & CEO.

For additional information on Atna Resources and the Briggs Gold Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Briggs Mine. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, development and future operating costs at the Briggs Mine; the Company might encounter problems such as significant deterioration of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com